SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic Load Factor Reaches 78% and Demand Grows 10.5% in August

São Paulo, September 15, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America announces its preliminary air traffic figures for August 2014. Comparisons refer to August 2013 and 8M13.

              GOL’s August 2014 Highlights

      Domestic Load Factor reached 78%, 11p.p. up over the same month last year, giving a year to date domestic load factor of 77%.

      Domestic Demand continued to post an expressive growth, increasing 10.5% in August and 9.1% year to date.

      Domestic Supply fell by 5% in August and by 2.7% year to date.

      The Company transported 3.1 million Passengers in the Domestic Market in August, 15.6% up versus August 2013. Year to date, GOL transported 26 million passengers, 11% more than the same period in 2013.

      International Demand grew by 52%, driving an increase of 11.7p.p. in the international load factor in August, which came to 71.1%.

      Net revenue per available seat-kilometer (PRASK) continues to grow year-over-year, mainly reflecting the increase in the load factor. The fares practiced in August accompanied the scenario of economic slowdown in Brazil.

OPERATING DATA	August 2014(*)	August 2013(*)	% Chg.	YTD 8M2014(*)	YTD 8M2013(*)	% Chg.
			(YoY)			(YoY)
Total System
ASK (mm)	4,053.7	4,119.8	-1.6%	32,467.4	33,015.1	-1.7%
RPK (mm)	3,122.6	2,728.6	14.4%	24,771.0	22,377.7	10.7%
Load Factor	77.0%	66.2%	10.8 p.p.	76.3%	67.8%	8.5 p.p
Domestic Market
ASK (mm)	3,501.0	3,685.7	-5.0%	28,499.5	29,302.9	-2.7%
RPK (mm)	2,725.0	2,467.0	10.5%	21,948.6	20,123.8	9.1%
Load Factor	77.8%	66.9%	10.9 p.p.	77.0%	68.7%	8.3 p.p.
International Market
ASK (mm)	552.7	434.1	27.3%	3,967.9	3,713.2	6.9%
RPK (mm)	397.6	261.6	52.0%	2,822.4	2,254.4	25.2%
Load Factor	71.9%	60.3%	11.7 p.p.	71.1%	60.7%	10.4 p.p.

            (*) Preliminary figures for August 2014 and National Civil Aviation Agency (ANAC) figures for other months.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America offering, under the GOL and VARIG brands, around 910 daily flights to 67 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.